Filed by Rexahn Pharmaceuticals, Inc. pursuant to
Rule 425 under the Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended

Subject Company: Rexahn Pharmaceuticals, Inc. (SEC File No. 001-34079)
Commission File No. for the Related Registration Statement: 333-239702

Call Transcript

Hi, this is Doug Swirsky, President and Chief Executive Officer of Rexahn Pharmaceuticals, Inc., and I’m calling you to ask for your support as a Rexahn stockholder for the proposed business combination transaction with Ocuphire Pharma, Inc., a clinical-stage biopharmaceutical company focused on developing and commercializing therapies for the treatment of eye disorders.

As a Rexahn stockholder, you should have received a mailing requesting your vote for the upcoming Special Meeting, scheduled for Monday, November 2, to approve the transaction and related proposals. Our records show your account is currently not voted. You can vote now by pressing 1 and be connected directly to a proxy specialist who will walk you through the voting process. If this message was recorded on your voice mail, please call 855-643-7453 to vote your shares or obtain a copy of the proxy statement at no charge.

We strongly encourage you to cast your vote. After completing a comprehensive review of multiple strategic alternatives, we determined that the proposed transaction with Ocuphire provides the best opportunity for Rexahn shareholders moving forward. Our Board of Directors has therefore recommended that you vote in favor of all six proposals on the ballot. Your vote is very important to us, regardless of the number of shares you own. You can vote now by pressing 1 and be connected directly to a proxy specialist who will walk you through the voting process.  Thank you for your time and participation.